Exhibit 12.1
RATIO OF EARNINGS TO COMBINED FIXED CHARGES FOR CYRUSONE INC. AND CYRUSONE LP

			Year Ended December 31,
	Successor (a)	Predecessor (b)	(b)	(b)	(b)	(b)	(b)
(dollars in millions)	January 24 to December 31, 2013	January 1, 2013 to January 23, 2013	2012	2011	2010	2009	2008
Pre-tax income (loss) from continuing operations before adjustment for noncontrolling interests/minority interests in consolidated subsidiaries or income or loss from equity investees plus fixed charges*	$30.8	$(16.8)	19.9	$39.4	$19.2	$13.5	$7.5
Fixed charges:
Interest expensed and capitalized	42.8	2.6	44.5	35.5	12	3.4	2.1
Appropriate portion of rentals	2.2	0.5	2.9	2.4	1.2	0.3	0.2
Total fixed charges	45.0	3.1	47.4	37.9	13.2	3.7	2.3
Ratio of earnings to fixed charges(c)(d)(e)(f)	—	—	—	1.0	1.5	3.6	3.2

*
Earnings used in computing the ratio of earnings to combined fixed charges consists of income from continuing operations before income taxes, adjustment for noncontrolling interests/minority interests, income/loss from equity method investees, and fixed charges except for capitalized interest.

(a)
Consolidated results for the period ended January 24, 2013 to December 31, 2013, and the combined results for the period ended January 1, 2013 to January 23, 2013 and the year ended December 31, 2012 are the same for both CyrusOne Inc. and CyrusOne LP.

(b)	Periods represent results of the Predecessor on a “carved-out basis” from CBI for all respective periods.

(c)	For the period ended December 31, 2013 (January 24, 2013 to December 31, 2013), earnings were insufficient to cover fixed charges by $14.3 million.

(e)	For the period ended January 23, 2013 (January 1, 2013 to January 23, 2013), earnings were insufficient to cover fixed charges by $19.9 million.

(f)	For the year ended December 31, 2012, earnings were insufficient to cover fixed charges by $27.5 million.